January 30, 2020

VIA EDGAR

Ruairi Regan
Office of Real Estate and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:            Williams Industrial Services Group Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed January 17, 2020
File No. 333-234702

Dear Mr. Regan:

On behalf of our client, Williams Industrial Services Group Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 28, 2020 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Form S-1”).  In an effort to clear comments as quickly as possible to be able to go effective no later than 4:00 pm on Monday February 10, 2020, we are providing the proposed responses to the Comment Letter solely in a separate correspondence to confirm that our proposed responses address the Staff’s comments, and if so, we would then promptly file such responses on a Pre-Effective Amendment No. 2 to the Form S-1, along with final pricing, record date and ratio information.

Registration Statement on Form S-1

1.                                      We note that Thomson Hine LLP’s opinion that investors should not recognize income or loss in connection with the receipt or exercise of Rights but certain aspects of that determination are not certain.  Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty.  Provide appropriate risk factor disclosure. Please refer to Staff Legal Bulletin No. 19 Section III.C.4 for guidance.

Response:

We will revise the tax disclosure on p. 112 of the Form S-1 to raise the level of the tax opinion from “should” to “would.” We believe this change will adequately address any concerns of uncertainty raised by the Staff. In addition, as a result of this

Todd.Mason@ThompsonHine.com   Fax: 212.344.6101   Phone: 212.908.3946

Ruairi Regan

January 30, 2020

change, we do not believe any related changes to the existing risk factors are necessary. Below is the proposed change to the first paragraph under the heading “Receipt of the Rights”.

Page 112:

~~Although the authorities governing transactions such as this Rights Offering are complex and do not speak directly to the consequences of certain aspects of this Rights Offering or the distribution of the Rights, w~~We ~~do not~~ believe your receipt of the Rights pursuant to the Rights Offering would not~~should~~ be treated as a taxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. Pursuant to Section 305(a) of the Code, in general, the receipt by a stockholder of a right to acquire stock would ~~should~~ not be included in the taxable income of the recipient. The general rule of non-recognition in Section 305(a) is subject to exceptions in Section 305(b), which include “disproportionate distributions.” A disproportionate distribution is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders and an increase in the proportionate interest of other stockholders in a corporation’s assets or earnings and profits. We believe your receipt of the Rights pursuant to the Rights Offering would not be treated as a disproportionate distribution.

2.                                      Please remove the word “Certain” from the heading for this section.  Refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.  We also note your statement in the last paragraph in this section that “THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE ....”  Investors are entitled to rely on the provided opinions.  Please revise to

Ruairi Regan

January 30, 2020

remove the inappropriate disclaimer and limitation on reliance.  For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.C.4 for guidance.

Response:

We will remove the word “Certain” from the heading from this section so that it will now read “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”. In addition, we have also removed the word “certain” in the other locations throughout the Form S-1 that cross reference this section heading.

Furthermore, we will remove the tax advice disclaimer in the last paragraph of this section. The proposed change on page 117 is reflected below.

Page 117:

~~THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE.~~ HOLDERS OF RIGHTS AND SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS AND TAX TREATIES OF THE RECEIPT, OWNERSHIP AND EXERCISE OF RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK.

*              *              *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3946 or Todd.Mason@ThompsonHine.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason

cc: Randall R. Lay, Williams Industrial Services Group Inc.